INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

March 22, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 1 of the Registration Statement on Form S-1
Filed March 5, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated March 18, 2024, with respect to (i) our Amendment No. 1 of the Registration Statement on Form S-1 filed on March 5, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 2

1.        We note your revised disclosure pursuant to comment 8 discussing the disparate voting rights attached to your common stock versus your Convertible Series A Preferred Stock as well as your disclosure regarding controlling shareholders and reissue in part. Please revise this disclosure to specifically discuss the risk that the controlling shareholders are able to control the outcome of all matters requiring shareholder approval. We further note that you did not include a risk factor discussing the disparate voting rights and the associated risks to investors. Please revise to include this risk factor.

Response:

The following language was inserted in the Prospectus Summary, page 2:

As a result, our sole office and director, and controlling shareholder, can determine the outcome of any actions taken by us that require stockholder approval. For example, she will be able to elect all our directors, control the policies and practices of the Company and control the outcome of any proposed business combination.

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This concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for our common stock, which in turn could reduce the price of the shares of our common stock price or prevent our stockholders from realizing a premium over the price of our common stock. Investing in our stock is risky and investors could lose their entire investment.

Risk Factors, page 13:

We believe that the disparate voting rights and associated risks to investors were covered under the title, “Because our directors and executive officers are among our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of investors”, Risk Factors, page 13-14.

The risk factor was incomplete, and the following language was added to Risk Factors, page 13:

As a result, our sole office and director, and controlling shareholder, can determine the outcome of any actions taken by us that require stockholder approval. For example, she will be able to elect all our directors, control the policies and practices of the Company and control the outcome of any proposed business combination.

Investing in our stock is risky and investors could lose their entire investment.

The Offering, page 5

2.        We note your response to prior comment 9 and reissue our comment with a clarification. The number of shares available for resale by the selling stockholders, 3,277,416 shares, is not same as the number of shares of common stock outstanding prior to the offering, 10,521,335 shares. Please revise to avoid any potential confusion.

Response:

Thank you for clarification. The following language was inserted in the The Offering, page 5 to state that 10,521,335 shares are issued and outstanding.

Description of Business, page 40

3.        We reissue comment 13 regarding various changes in the corporate name and nature of business. Please revise to provide more detail around the reason for and nature of such changes, the effects such changes had on the company and its shareholders, the reason the company was abandoned in 2007 and any consequential effects, and the effects the voided agreements had on the business.

Response:

We don’t know why the business was abandoned in 2007. The Nevada 8th Judicial Court awarded custodianship to Small Cap Compliance, LLC because the company was dormant for several years. The company had no books or records at this time and the former officers and directors could not be located. We revised the Registration based on public information and financial filings posted on the Edgar system and have no other documentation related to the request.

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The following language was inserted in the Description of Business, page 40:

The Company has entered into a merger agreement on May 23, 2000, with Cashsurfers, Inc., an Internet based technology business. The Company was obligated to raise in excess of $2,500,000 by the private placement of the Company's common stock as a condition of completion of the merger. The proceeds of the private placement would be used to fund the operation and development of the Cashsurfers business. On July 24, 2000, the agreement was terminated because the Company was unable to raise sufficient capital required under the merger agreement and was unable to make payment to Cashsurfers under the terms of the agreement. As a result of the merger and subsequent termination was dilution of stock ownership percentage for our existing shareholders, increased debt, and loss of our business model.

On October 5, 2000, the Company entered into an Acquisition Agreement with UWANTCASH.com, Inc. whereby the Company acquired 100% of the issued and outstanding common and preferred shares of UWANTCASH.com, Inc in exchange for five million shares of common stock in IVHI. The acquisition agreement was terminated on December 6, 2000. The Company had no operations at that time. As a result of the termination of a second merger within a six-month period, our stock was further diluted, our debt increased and we had no operations.

In 2001 the Company effected a 1 for 10 reverse stock split and on May 15, 2002, the Company entered into an agreement to acquire the Access Network Limited subsidiary of VOIP Telecom, Inc., in exchange for the issuance of 8,000,000 shares to shareholders and owners of Access stock and an additional 4,000,000 shares to Keppel Corp. to extinguish a debt due by Access to Keppel.  In addition, IVHI issued 2,00,000 shares as a finder’s fee. Shortly after, the Company completed a rescission agreement whereby the acquisition was cancelled. All company shares issued for debt settlements were cancelled.

Due to multiple mergers and termination of those mergers, we have historically generated negative cash flow and losses from operations and could experience negative cash flow and losses from operations in the future. As a result of multiple mergers and termination of such mergers, the Company has accumulated liabilities and has not generated any revenue. In the past, the Company filed Form S-8s to register stock for issuance in lieu of cash payment to employees and consultants. In addition, the Company raised money with convertible debentures. As a result, our shareholders have been diluted, and our stock price has been volatile, and the future of our business and continued operations are uncertain.

Small Cap Compliance, LLC attempted to contact the Company’s officers and directors through letters, emails, and phone calls, with no success.

The court awarded custodianship to the Custodian based on the absence of a functioning board of directors, revocation of the company’s charter, and abandonment of the business. At this time, the Custodian appointed Rhonda Keaveney as sole officer and director.

Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022, page F-9

4.        We note your response to prior comment 18. Please clarify for us what you mean by "an outside account." Tell us whether this "outside account" is solely held by Invech Holdings, Inc. or held by a third party, an escrow agent, on behalf of Invech Holdings, Inc. and Small Cap Compliance, LLC, and whether there are any obligations that need to be fulfilled before the money is released from the escrow. If the cash was never restricted, tell us why it is still in escrow and was not transferred to the account of Invech Holdings, Inc. when related obligation was fulfilled as the sale of the preferred shares was on January 21, 2023 and the cash is still in escrow as of September 30, 2023, and confirm to us that the money belongs to Invech Holdings, Inc. free and clear of any outstanding claims, conditions, obligations, constraints, exceptions and/or limitations.

Response:

The monies were held in Small Cap Compliance, LLC for auditor and attorney fees. It was listed as an outside account because there were no restrictions or agreements related to the funds held. There were no obligations that needed to be fulfilled before the money was released from escrow. At the time, Invech Holdings, Inc. did not have a bank account, so the money was held in the Small Cap Compliance, LLC account. The money belongs to Invech Holdings, Inc. with no claims, conditions, obligations, constraints, exceptions and/or limitations. As of 12/31/2023, there was $7,000 left in the account because $33,000 was paid to our auditor for fees and, as of today, there is no money in the account because the remaining $7,000 was used to pay for IVHI auditing fees for the annual 10K report.

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General

5.        Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X to include the financial statements for the latest fiscal year ended as of December 31, 2023. Update the associated financial information in applicable sections of the filing as appropriate (e.g. MD&A).

Response:

The financial statements, auditor opinion letter, and related information in the MD&A have been updated to reflect the 2023 annual report.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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